UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 6, 2011**

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

Meredith Corporation (the Company) will be presenting at the UBS 39th Annual Global Media and Communications Conference on December 6, 2011. Chief Executive Officer Stephen M. Lacy and Chief Financial Officer Joseph H. Ceryanec will discuss Company developments and respond to questions. The slide presentation is attached as an exhibit. An audio archive of the presentation will be accessible to the public on the Company's website, meredith.com. The audio archive will remain there through January 6, 2012.

Item 9.01   Financial Statements and Exhibits

    (c) Exhibits

        99 Slide presentation at the UBS 39th Annual Global Media and Communications Conference on December 6, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph H. Ceryanec

_____

Joseph H. Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: December 6, 2011

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at the UBS 39th Annual Global Media and Communications Conference on December 6, 2011.



 meredith

UBS 39th Annual Global Media
and Communications Conference
December 6, 2011

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast and publishing advertising revenues, as well as any guidance related to the Company's financial performance.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

About Meredith

National Media
$900 Million



- 80 million audience
- 25 million web visitors
- Growing licensing business

Local Media
$320 Million



- 13 TV stations reaching 10% of U.S. households
- Top 25 markets of Atlanta, Phoenix, Portland
- Daily nationally syndicated show

Marketing Services
$180 Million



- Leading business-to-business marketer
- Experts in digital, social, mobile and database
- Major clients include Kraft, Nestlè, Chrysler, Lowe's

3

Broad Capabilities Across Media Platforms



Online: Meredith Women's Network



Magazines: Home, Family, Health & Well-being



Custom Marketing



Local Media









Brand Licensing



Consumer Events



Database Marketing



Video Studios

Key Strategic Initiatives

1. Strengthen our core business

2. Enhance our digital activities

3. Expand diversified sources of revenue

4. Execute acquisitions and investments

5. Return more cash to shareholders

+ national media brands   + local media brands   + marketing solutions

Strengthen our Core Business

National Media Group:



- Execute food strategy
  - Launch of Recipe.com
  - Acquisition of EatingWell Media Group
  - Acquisition of *Every Day with Rachael Ray*





EVERYDAY
WITH RACHAEL RAY
Holiday PARTY SPECIAL!
156 RECIPES & TIPS
30 MINUTE MEALS
YOUR ULTIMATE GIFT GUIDE

EatingWell
42 QUICK & HEALTHY FALL RECIPES
SAVE TIME, SAVE MONEY
13 BIGGEST NUTRITION MYTHS
MAKE-AHEAD DINNERS

- Diversify toward faster-growing advertising categories
  - Priorities include beauty, retail, entertainment, business and auto
- Grow Meredith 360° integrated sales programs
- Aggressive roll-out of Meredith Engagement Dividend

Strengthen our Core Business

Local Media Group:

- Increase non-political advertising market share
- Maximize political advertising revenues
- Expand digital platforms
- Manage Peachtree TV



KPHO.com HD
Prison Escapees Put Victim's Son On Edge
2 Teens Die In Phoenix Rollover Accident
Bedbugs Spreading Across Valley, Experts Say
Police Investigating Deadly Shooting
UA Merges With Phoenix Children's Hospital
meredith



Peachtree TV



EYEWITNESS NEWS 3
IS EVERYWHERE
wfsb.com



Enhance our Digital Capabilities

- Grew online traffic – 29 million unique visitors
- Increased online subscriptions
- Tablets represent promising opportunity:
  - Strong (though early) consumer metrics: younger; richer; more engaged
  - Tremendous cost-savings potential
  - Meredith maximizing multi-channel distribution









Parents
Loves to Read
NO MORE SICK DAYS!
Top Toys of 2011
Better Homes
Must Have Recipes
Better Homes and Gardens
Holiday Cheer!
December 2011
WIN $15,000
BLAST MEGA FAT
A-LIST ABS!

Expand Diversified Sources of Revenues







Meredith Brand Licensing:

- Renewed and expanded Walmart relationship through 2016

- Major product areas include:
  - Bedroom linens, bath towels
  - Dishware for kitchens, dining rooms
  - Home furnishings
  - Outdoor furniture, garden essentials

Meredith Xcelerated Marketing:

- Aligned capabilities under common brand

- Invested in global firm Iris:
  - Offices in London, Shanghai. Singapore
  - Strength at digital, experiential and shopper marketing

+ national media brands   + local media brands   + marketing solutions

Video presentation

Acquisitions and Investment Priorities

- Multi-platform National media brands that would provide access to new audiences and advertising categories

- Opportunities to enhance the video content and distribution platforms of our current brands

- Local media brands in faster growing markets that would add network and geographic diversity

- Digital platforms that would significantly increase traffic

- Smaller, tuck-in acquisitions that would complement current portfolio of media brands and marketing capabilities

Key Strategic Initiatives

1. Strengthen our core business

2. Enhance our digital activities

3. Expand diversified sources of revenue

4. Execute acquisitions and investments

5. Return more cash to shareholders

Meredith's Shareholder Value Proposition

- **Our view of Total Shareholder Return**

- **Strong and durable ability to generate free cash flow**

- **Great track record of returning cash to shareholders**

- **Significant flexibility remains to:**

  - **Continue to invest in the business**

  - **Return more cash to shareholders over time**

- **Illustrative view of Meredith's Total Shareholder Return**

Total Shareholder Return Delivered Three Ways

1. **Earnings Growth**
- Revenue growth
- Margin improvement

2. **Free Cash Flow Yield**
- Investments in business
- Dividends
- Share repurchases

3. **Change in Valuation**
- Growth expectations
- Performance consistency
- Financial policies
- Portfolio changes

TSR Easily Benchmarked Against Market Averages

S&P 500 TSR Benchmarks – past 50 years through 2008



TSR (%)

9% — S&P 500 Median TSR[1]

16% — S&P 500 top quartile TSR[2]

1. Historical 5 year rolling annual TSR is ~9% for last 50 years, while Value Line analysis predicts closer to 8% for the future
2. Top quartile is the sum of median TSR and a historical difference between median and Top quartile TSR of 6-8% Source: Compustat

15

Strong Free Cash Flow Generation: 2002-2011



5.6% CAGR

$113 FY02

$134 FY03

$138 FY04

$147 FY05

$165 FY06

$168 FY07

$226 FY08

$157 FY09

$167 FY10

$185 FY11

$ in millions

16

+ national media brands   + local media brands   + marketing solutions

Increased Annual Dividend by 50%; Yield >5%



50% increase to $1.53[1]

Historical 14% CAGR

Year	Dividend
2003	$0.36
2005	0.56
2007	0.74
2009	0.90
2011	1.02
2012	

1. Per share amount on an annualized basis beginning December 15, 2011

17

Authorized New $100 Million Buyback Program



New $100M authorization

573

604

401

197

$30

FY03   FY05   FY07   FY09   FY11   FY12

10-year cumulative repurchases

$ in millions; fiscal Years

+ national media brands   + local media brands   + marketing solutions

Cash Flow and Strategic Uses

	FY 2009	FY 2010	FY 2011	Pro Forma for dividend FY 2011
Operating cash flow	$ 181	$ 192	$ 215	$ 215
Capital expenditures	(24)	(25)	(30)	(30)
Free cash flow	$ **157**	$ **167**	$ **185**	$ **185**
Dividends	40	41	44	**63**
Cash available for:	$ **117**	$ **126**	$ **141**	$ **122**

- Acquisitions
- Share repurchases
- Debt service

Meredith's Illustrative View on TSR Over 3-5 Years

1. **Earnings Growth**

Organic revenue growth	~2%
Net margin expansion	0 – 1%
Net income Growth	**2 – 3%**

2. **Free Cash Flow Yield**

Dividend yield	5 – 6%
Buyback yield	2 – 3%[1]
Net debt change	0%
FCF contribution	**7 – 9%**

Annual organic TSR (%)	**9 – 12%**

3. **Change in Valuation**

Other potential TSR contributors
- Acquisition accretion   TBD
- PE Multiple Change   TBD

1.Based on timing of share repurchase plan and actual share price.
Note: There is a strong commitment to maintaining this dividend payout level. The range in dividend yield results from the expected variance in share price.



 **meredith**

UBS 39th Annual Global Media and Communications Conference
December 6, 2011